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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **June, 2009**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: June 3, 2009

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

Royal Standard Minerals Inc.
(Continued under the Canada Business Corporations Act)

(An Exploration Stage Company)

(Expressed in United States Dollars)
Consolidated Financial Statements

January 31, 2009 and 2008

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Royal Standard Minerals Inc. (An exploration stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the years presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the years presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Signed: *"Roland M. Larsen"*   Signed: *"J. Allan Ringler"*
President and Chief Executive Officer   Chief Financial Officer

Toronto, Canada
May 29, 2009

MSCMLLP ◆◇

Chartered Accountants • Business Advisors

	701 Evans Avenue	telephone:	(416) 626-6000
	8th Floor	facsimile:	(416) 626-8650
	Toronto, Ontario Canada	email:	info@mscm.ca
	M9C 1A3	website:	www.mscm.ca

Auditors' Report

To the Shareholders of
Royal Standard Minerals Inc.
(An Exploration Stage Company)

We have audited the consolidated balance sheet of Royal Standard Minerals Inc. as at January 31, 2009 and the consolidated statements of mineral properties, operations, comprehensive loss, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at January 31, 2008 and 2007 and for the years then ended were audited by other auditors who expressed an unqualified opinion on those consolidated financial statements in their report dated March 28, 2008.

Signed: *"MSCM LLP"*

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 15, 2009

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated May 15, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

Signed: *"MSCM LLP"*

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 15, 2009

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(expressed in United States Dollars)

As at January 31		2009		Restated (Note 20) 2008
Assets				
Current				
Cash and cash equivalents (Note 2(b))	$	**1,701,148**	$	7,209,173
Short-term investments		**-**		117,761
Marketable securities (Note 5)		**200,000**		148,189
Sundry receivables and prepaids		**30,064**		97,445
Due from related parties (Note 15)		**116,886**		433,719
		2,048,098		8,006,287
Reclamation bond (Note 6)		**391,434**		203,186
Mineral properties (Note 7)		**19,007,396**		13,895,392
Equipment, net (Note 8)		**1,059,744**		1,483,690
	$	**22,506,672**	$	23,588,555
Liabilities				
Current				
Accounts payable and accrued liabilities	$	**190,288**	$	220,737
		190,288		220,737
Asset retirement obligation (Note 9)		**232,010**		203,186
		422,298		423,923
Shareholders' Equity				
Share capital (Note 10)		**28,095,521**		28,354,608
Shares to be cancelled (Note 10)		**(42,257)**		(42,257)
Warrants (Note 11)		**-**		2,814,999
Contributed surplus (Note 12)		**9,765,395**		6,950,396
Deficit		**(15,848,161)**		(14,975,180)
Accumulated other comprehensive income		**113,876**		62,066
		22,084,374		23,164,632
	$	**22,506,672**	$	23,588,555

Going Concern (Note 1)
Contingencies (Note 16)
Commitments (Note 17)

Approved by the Board:

Signed: ***"Roland M. Larsen"***   Signed: ***"J. Allan Ringler"***

Director   **Director**



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
(expressed in United States Dollars)

For the years ended January 31	2009	2008	2007	Cumulative from date of inception of project
Gold Wedge Project				
Opening balance	**$11,866,061**	$ 6,912,843	$ 2,857,531	$ -
Property acquisition costs	**121,785**	93,463	171,376	721,647
Travel	**35,222**	77,588	77,737	325,363
Mine development costs	**53,909**	241,075	293,519	1,036,117
Drilling	**64,356**	606,223	53,185	948,995
General exploration	**-**	-	5,023	133,353
Professional fees	**-**	-	-	72,636
Consulting, wages and salaries	**1,228,118**	1,146,119	1,377,706	4,699,163
Office and general	**410,285**	729,941	335,767	1,556,194
Analysis and assays	**29,006**	23,899	30,063	147,627
Supplies, equipment and transportation	**869,750**	1,389,747	1,171,969	3,632,598
Amortization	**498,808**	645,163	538,967	1,903,607
Activity during the year	**3,311,239**	4,953,218	4,055,312	15,177,300
Closing balance	**$15,177,300**	$11,866,061	$ 6,912,843	$15,177,300
Pinon Project				
Opening balance	**$ 1,451,428**	$ 1,148,259	$ 762,285	$ -
Property acquisition costs	**111,617**	19,017	34,047	556,204
Travel	**51,498**	14,978	-	78,326
Drilling	**-**	-	8,333	130,600
General exploration	**-**	-	-	7,765
Professional fees	**-**	-	-	66,273
Office and general	**-**	54,413	15,296	98,120
Geologist	**-**	-	-	32,653
Consulting, wages and salaries	**256,585**	207,590	151,133	659,077
Reclamation costs	**-**	-	167,785	167,785
Analysis and assays	**-**	7,171	9,380	74,042
Supplies, equipment and transportation	**59,994**	-	-	60,277
Activity during the year	**479,694**	303,169	385,974	1,931,122
Closing balance	**$ 1,931,122**	$ 1,451,428	$ 1,148,259	$ 1,931,122



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties (continued)
(expressed in United States Dollars)

For the years ended January 31	2009	2008	2007	Cumulative from date of inception of project
Railroad Project				
Opening balance	$ 331,446	$ 215,813	$ 175,670	$ -
Property acquisition costs	128,567	115,633	40,143	460,013
Activity during the year	128,567	115,633	40,143	460,013
Closing balance	$ 460,013	$ 331,446	$ 215,813	$ 460,013
Fondaway Project				
Opening balance	$ 246,457	$ 162,778	$ 127,652	$ -
Property acquisition costs	55,822	64,754	35,126	283,003
Travel	-	3,279	-	3,279
Drilling	-	15,646	-	15,646
Analysis and assays	-	-	-	351
Activity during the year	55,822	83,679	35,126	302,279
Closing balance	$ 302,279	$ 246,457	$ 162,778	$ 302,279
Como Project				
Opening balance	$ -	$ 108,050	$ 108,050	$ -
Property acquisition costs	-	35,933	-	71,628
Travel	-	-	-	2,806
Geologist	-	-	-	5,098
Consulting, wages and salaries	-	-	-	41,532
Rent	-	1,477	-	55,052
Analysis and assays	-	-	-	9,138
Written off	-	(145,460)	-	(185,254)
Activity during the year	-	(108,050)	-	-
Closing balance	$ -	$ -	$ 108,050	$ -



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties (continued)
(expressed in United States Dollars)

For the years ended January 31	2009	2008	2007	Cumulative from date of inception of project
Kentucky Project				
Opening balance	$ -	$ -	$ -	$ -
Property acquisition costs	418,000	-	-	418,000
Travel	13,827	-	-	13,827
Reclamation costs	19,277	-	-	19,277
Professional fees	48,680	-	-	48,680
Consulting, wages and salaries	163,828	-	-	163,828
Office and general	60,655	-	-	60,655
Supplies, equipment and transportation	306,805	-	-	306,805
Rent	93,260	-	-	93,260
Amortization	12,350	-	-	12,350
Activity during the year	1,136,682	-	-	1,136,682
Closing balance	$ 1,136,682	$ -	$ -	$ 1,136,682
TOTAL	**$19,007,396**	$13,895,392	$ 8,547,743	$19,007,396



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
(expressed in United States Dollars)

For the years ended January 31	2009	Restated (Note 20) 2008	Restated (Note 20) 2007	Cumulative from date of inception June 26, 1996
Expenses				
General and administrative (Note 18)	$ 456,487 $	872,321 $	618,962 $	3,828,551
Consulting, wages and salaries (Note 15)	324,963	482,123	443,694	2,320,863
Stock-based compensation (Note 12)	-	853,953	3,838,926	5,622,831
General exploration	-	59,784	-	211,835
Amortization	1,788	2,132	1,322	15,078
	783,238	2,270,313	4,902,904	11,999,158
Loss before the following items	**(783,238)**	(2,270,313)	(4,902,904)	(11,999,158)
Interest income	115,822	396,294	391,420	855,033
Write down of advances to related company	-	-	-	(75,506)
Write-off of exploration properties	-	(145,460)	-	(3,944,324)
Gain on disposal of marketable securities	-	-	-	47,988
Write down of marketable securities	-	-	-	(407,105)
Loss on sale in exploration property	-	-	-	(474,187)
Foreign exchange (loss) gain	(205,565)	1,180,034	(381,030)	889,838
Net loss for the year	**$ (872,981) $**	(839,445) $	(4,892,514) $	(15,107,421)
Basic and diluted loss per share (Note 13)	**$ (0.01) $**	(0.01) $	(0.07)	



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Comprehensive Loss
(expressed in United States Dollars)

For the years ended January 31	2009	Restated (Note 20) 2008	Restated (Note 20) 2007	Cumulative from date of inception June 26, 1996
Net loss for the year	$ **(872,981)** $	(839,445) $	(4,892,514) $	(15,107,421)
Other comprehensive gain (loss)				
Net increase in unrealized gains on available-for-sale marketable securities	**51,810**	29,470	-	81,279
Comprehensive loss	$ **(821,171)** $	(809,975) $	(4,892,514) $	(15,026,142)



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Equity
(expressed in United States Dollars)

For the years ended January 31	2009	Restated (Note 20) 2008	Restated (Note 20) 2007	Cumulative from date of inception June 26, 1996
Share capital				
Balance at beginning of year	$ 28,354,608	$ 25,403,464	$ 11,832,670	$ 2,513,184
Private placements, net of issue costs	-	-	12,526,915	21,776,134
Warrants valuation	-	-	(2,847,058)	(4,649,811)
Shares issued for mineral properties	-	-	-	972,579
Shares issued on stock options exercised (cancelled)	(259,087)	421,672	332,784	648,483
Value of stock options exercised	-	-	178,155	197,588
Shares issued on warrants exercised	-	1,868,342	2,639,865	6,004,418
Value of warrants exercised	-	661,130	740,133	1,747,099
Shares issued for services	-	-	-	184,590
Cancellation of shares held in escrow	-	-	-	(1,425,413)
Shares issued to brokers as compensation	-	-	-	126,670
Balance at end of year	$ 28,095,521	$ 28,354,608	$ 25,403,464	$ 28,095,521
Shares to be issued				
Balance at beginning of year	$ -	$ -	$ 119,325	$ 119,325
Activity during the year	-	-	(119,325)	(119,325)
Balance at end of year	$ -	$ -	$ -	$ -
Shares to be cancelled				
Balance at beginning of year	$ (42,257)	$ -	$ -	$ -
Activity during the year	-	(42,257)	-	(42,257)
Balance at end of year	$ (42,257)	$ (42,257)	$ -	$ (42,257)
Warrants				
Balance at beginning of year	$ 2,814,999	$ 3,546,935	$ 1,440,010	$ -
Value of warrants issued	-	-	2,847,058	4,649,811
Value of warrants exercised	-	(661,130)	(740,133)	(1,747,099)
Value of warrants expired	(2,814,999)	(70,806)	-	(2,902,712)
Balance at end of year	$ -	$ 2,814,999	$ 3,546,935	$ -



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Equity (continued)
(expressed in United States Dollars)

For the years ended January 31	2009		Restated (Note 20) 2008		Restated (Note 20) 2007		Cumulative from date of inception June 26, 1996
Contributed surplus							
Balance at beginning of year	$	6,950,396	$	6,025,637	$	2,364,866	$	-
Cancellation of shares held in escrow		-		-		(22,124)	1,425,413
Value of stock options granted		-		853,953		3,861,050	5,634,858
Value of stock options exercised		-		-		(178,155)	(197,588)
Expired warrants		2,814,999		70,806		-	2,902,712
Balance at end of year	$	9,765,395	$	6,950,396	$	6,025,637	$	9,765,395
Deficit							
Deficit, beginning of year	$	(16,070,582)	$	(14,810,739)	$	(9,760,289)	$	(740,740)
Adjustments		1,095,402		675,004		517,068	-
Balance at beginning of year - restated		(14,975,180)		(14,135,735)		(9,243,221)	(740,740)
Net loss		(872,981)		(839,445)		(4,892,514)	(15,107,421)
Deficit, end of year	$	(15,848,161)	$	(14,975,180)	$	(14,135,735)	$	(15,848,161)
Accumulated other comprehensive income							
Balance at beginning of year	$	62,066	$	-	$	-	$	-
Transition adjustments		-		32,596		-	32,596
Net increase in unrealized gains on available-for-sale marketable securities		51,810		29,470		-	81,279
Balance at end of year	$	113,876	$	62,066	$	-	$	113,875
Total Shareholders' Equity	$	22,084,374	$	23,164,632	$	20,840,301	$	22,084,373



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(expressed in United States Dollars)

For the years ended January 31	2009	Restated (Note 20) 2008	Restated (Note 20) 2007	Cumulative from date of inception June 26, 1996
Operating activities				
Net loss	$ **(872,981)** $	(839,445) $	(4,892,514) $	(15,107,421)
Operating items not involving cash:				
Amortization	**1,788**	2,132	1,322	15,078
Stock-based compensation	**-**	853,953	3,838,926	5,622,831
Write-off of bad debt	**-**	-	-	20,950
Write-off of exploration properties	**-**	145,460	-	3,944,324
Consulting services provided as payment for stock options	**-**	117,678	-	117,678
Loss on sale of exploration properties	**-**	-	-	474,187
Gain on disposal of marketable securities	**-**	-	-	(47,988)
Write down of advances to related company	**-**	-	-	75,506
Write down of marketable securities	**-**	-	-	407,105
Changes in non-cash working capital:				
Sundry receivables and prepaids	**67,381**	44,382	(140,566)	(98,858)
Accounts payable and accrued liabilities	**(30,449)**	18,580	(19,576)	190,288
Cash used in operating activities	**(834,261)**	342,740	(1,212,408)	(4,386,320)
Financing activities				
Issue of common shares, net of issue costs	**-**	2,172,336	15,380,240	32,282,817
Purchase of shares to be cancelled	**-**	(42,257)	-	(42,257)
Due from (due to) related parties	**57,745**	(311,333)	3,956	(451,480)
Cash provided by financing activities	**57,745**	1,818,746	15,384,196	31,789,080



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows (continued)
(expressed in United States Dollars)

For the years ended January 31	2009	Restated (Note 20 2008	Restated (Note 20) 2007	Cumulative from date of inception June 26, 1996
Investing activities				
Funds held in trust	**-**	-	-	(20,950)
Sale of short-term investments	**117,761**	315,938	2,679	-
Purchase of reclamation bond	**(347,672)**	(171,611)	-	(519,283)
Redemption of reclamation bond	**-**	150,192	-	150,192
Additions to mineral properties	**(4,412,598)**	(4,826,527)	(3,977,588)	(21,965,421)
Purchase of equipment	**(89,000)**	(74,593)	(1,337,687)	(2,990,780)
Purchase of marketable securities	**-**	-	-	(1,057,976)
Proceeds on disposal of marketable securities	**-**	-	-	690,859
Proceeds on sale of mineral properties	**-**	-	-	11,747
Cash used in investing activities	**(4,731,509)**	(4,606,601)	(5,312,596)	(25,701,612)
Change in cash and cash equivalents	**(5,508,025)**	(2,445,115)	8,859,192	1,701,148
Cash and cash equivalents, beginning of year	**7,209,173**	9,654,288	795,096	-
Cash and cash equivalents, end of year	**$ 1,701,148**	$ 7,209,173	$ 9,654,288	$ 1,701,148
Supplemental cash information				
Amortization capitalized to mineral properties	**$ 511,158**	$ 645,163	$ 538,967	$ 1,915,957



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

1.   **The Company and Operations**

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of coal and precious metal properties in the United States. The Company has adopted the Accounting Guideline 11 – Enterprises in the Development Stage ("AcG11") as detailed by the Canadian Institute of Chartered Accountants ("CICA"). Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.   **Significant Accounting Policies**

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 21.

The significant accounting policies are as follows:

(a)   Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Inc. and Manhattan Mining Co., all United States companies.

All intercompany transactions and balances have been eliminated upon consolidation



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

2. **Significant Accounting Policies (continued)**

(b) **Cash and cash equivalents**

Cash and cash equivalents are carried in the consolidated balance sheets at fair value and they are comprised of cash on hand, term deposits held with banks and other short-term liquid investments generally with an original maturity of three months or less.

		2009		2008		2007
Cash	$	**176,901**	$	3,587,850	$	322,693
Money market deposits		**1,524,247**		3,621,323		9,331,595
Cash and cash equivalents	$	**1,701,148**	$	7,209,173	$	9,654,288

(c) **Equipment**

Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

Exploration equipment - 25% to 30%
Office equipment - 20%

Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual value or by estimating replacement values. When the carrying amount of equipment exceeds the estimated net recoverable amount, the asset is written down to fair value with a charge to income in the period that such determination is made.

(d) **Mineral properties**

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. Cost includes any cash consideration and advance royalties paid. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

If the economically recoverable coal and precious metal reserves are developed, capitalized costs of the related property will be reclassified as mining assets and amortized using the unit production method. When a mineral property is abandoned, all related costs are written-off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written-down to its estimated net realizable value. A mineral property is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

2.   **Significant Accounting Policies (continued)**

(e)   **Asset retirement obligation**

Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

(f)   **Stock-based compensation plans**

The fair value of the stock options granted is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 12 and recorded as stock-based compensation expense over the vesting period of the stock-options, with the offsetting credit recorded as an increase in contributed surplus.

If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

(g)   **Income taxes**

Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax base of the assets and liabilities, and are measured using the substantively enacted tax rates expected to be in effect when these temporary differences are likely to reverse. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized, and a valuation allowance is applied against any future tax asset if it is more likely than not that the asset will not be realized.

(h)   **Loss per common share**

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

2. Significant Accounting Policies (continued)

(i) Foreign currency translation

The Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at year end rates of exchange. Other assets and liabilities and share capital of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the year. Gains and losses on foreign exchange are recorded in operations in the current year.

(j) Marketable securities

Marketable securities are carried at fair value. Also see note 2(l)(i).

(k) Short-term investments

Short-term investments are liquid investments with a maturity greater than three months but less than one year.

(l) Financial instruments, comprehensive income (loss) and hedges

The Company's financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, sundry receivables, accounts payable, and accrued liabilities and due from related parties. The carrying values of these financial instruments approximate their fair market values due to the relatively short periods to maturity or capacity for prompt liquidation of these instruments.

The Company has designated, for accounting purposes, its cash and cash equivalents and short-term investments as held-for-trading, which are measured at fair value. Sundry receivables and due from related parties are classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair market value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which equals fair market value. In addition, the Company's marketable securities are classified for accounting purposes as available-for-sale which are also measured at fair value.

(i) The Company's marketable securities are classified as "available-for-sale" and are measured at fair value. Changes in fair value are recognized in other comprehensive income until they are disposed or impaired, at which time they are transferred to net income. Investments in securities having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.

The Company's investments in equity securities that do not have a quoted market price in an active market are measured at cost. As at January 31, 2009 and January 31, 2008, the Company did not have any such investments.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

2.   Significant Accounting Policies (continued)

(m) Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the reporting period. The most significant estimates are related to the recoverability of exploration expenditures, stock based compensation, and future tax assets and liabilities. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

(n) New accounting policies

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Company on February 1, 2008.

(i) Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these consolidated financial statements.

(ii) Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 4 to these consolidated financial statements.

(iii) Amendments To Section 1400 – General Standards of Financial Statement Presentation
In June 2007, the CICA amended Handbook Section 1400, Going Concern, to include additional requirements to assess and disclose an entity's ability to continue as a going concern. Section 1400 is effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard had no impact on the Company's operating results or financial position.

(iv) Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the CICA approved EIC 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal years ending on or after January 12, 2009. The Company has evaluated the new section and determined that adoption of these new requirements had no impact on the Company's consolidated financial statements.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

2.   Significant Accounting Policies (continued)

(n)   New accounting policies (continued)

(v) Mining exploration costs
On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174 Mining Exploration Costs, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The EIC is effective for financial statements issued on or after March 27, 2009 and as such applies to the Company's deferred exploration expenditure costs as at January 31, 2009.

(o)   Future accounting changes

(i) International Financial Reporting Standards ("IFRS")
In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of the transition to IFRS on its consolidated financial statements.

(ii) Goodwill and Intangible Assets
In November 2007, the CICA approved Handbook Section 3064, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

(iii) Business Combinations, Consolidated Financial Statements and Non-Controlling Interests
The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Sections 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3 - "Business Combinations". The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a noncontrolling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 - "Consolidated and Separate Financial Statements" and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

3.   **Capital Management**

The Company considers its capital structure to consist of share capital, stock options, and warrants. When managing capital, the Company's objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of its mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration program and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

i)   minimizing discretionary disbursements;
ii)   reducing or eliminating exploration expenditures which are of limited strategic value;
iii)   exploring alternate sources of liquidity.

In light of the above, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the financial year ended January 31, 2009. The Company is not subject to externally imposed capital requirements.

4.   **Property and Financial Risk Factors**

(a) Property risk

The Company's significant mineral properties are outlined below:
  Gold Wedge Project
  Pinon Project
  Railroad Project
  Fondaway Project
  Kentucky Project

(collectively called the "Properties")

Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon the Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

4. Property and Financial Risk Factors (continued)

(b) Financial risk factors

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate, and commodity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

(i) Credit risk
Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash equivalents, sundry receivables and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash equivalents consist of money market deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be minimal.

Financial instruments included in sundry receivables and due from related parties consist of deposits held with service providers and amounts due from an officer of the Company and a company under common management. Sundry receivables and due from related parties are in good standing as of January 31, 2009. Management believes that the credit risk concentration with respect to financial instruments included in sundry receivables and due from related parties is minimal.

The Company's marketable securities are subject to fair value fluctuations. Management believes that the credit risk with respect to marketable securities is remote.

(ii) Liquidity risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2009, the Company had a cash and cash equivalents and short-term investments balance of $1,701,148 (2008 - $7,326,934) to settle current liabilities of $190,288 (2008 - $220,737). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

(iii) Market risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy.

Foreign currency risk

The Company's functional and reporting currency is the US dollar and major purchases are translated in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

4.   Property and Financial Risk Factors (continued)

(b)   Financial risk factors (continued)

<u>(iii) Market risk (continued)</u>
Commodity price risk
The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(c)   Sensitivity analysis

As of January 31, 2009, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

• Interest rate risk is remote as the interest rates on the Company's money market deposits and short-term investments are fixed.

• The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2009, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the twelve months ended January 31, 2009 would have been approximately $20,000 higher/lower. Similarly, as at January 31, 2009, reported shareholders' equity would have been approximately $20,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

• Cash and cash equivalents, sundry receivables, due from related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2009, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, would affect net loss and comprehensive loss by approximately $90,508.

• Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As of January 31, 2009, the Company is not a coal or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.



- 20 -

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

5. Marketable Securities

Marketable securities consist of common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe Resources is considered to be related to the Company because of common management. The market value of the shares at January 31, 2009 was $200,000 (2008 - $148,189; 2007 - $118,720).

The quoted market values represents the fair value of the shares.

6. Reclamation Bond

The Company has posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed.

7. Mineral Properties

Name of Mineral Property	2009	2008	2007
Gold Wedge project (a)	**$15,177,300**	$11,866,061	$ 6,912,843
Pinon project (b)	**1,931,122**	1,451,428	1,148,259
Railroad project (b)	**460,013**	331,446	215,813
Fondaway project (d)	**302,279**	246,457	162,778
Como project (c)	**-**	-	108,050
Kentucky project (e)	**1,136,682**	-	-
	$19,007,396	$13,895,392	$ 8,547,743

(a) Gold Wedge Project

The Gold Wedge Project is a property owned by the Company in the Manhattan Mining District in Nye County, Nevada. The Company has been issued a mine and mill permit for the project on this property by the Nevada Department of Environment Protection. Construction of a processing plant has been completed on site and testing of various mineral processing functions have been performed. Further testing will be performed in the future. There is a 3% net smelter return on the property that will be retired upon the execution of the option agreement.

Contiguous to the Gold Wedge Property is the Dixie-Comstock Mining Company option, in Nye County located within the Manhattan District and other unpatented mining claims located in Churchill County, Nevada, is also held under the same option agreement. To exercise this option the Company must make option payments totaling $24,000 and make a final payment to acquire the property of approximately $288,000 prior to August 1, 2009. There is a gross production royalty of 8% to a maximum of $300,000 on the property that is to be retired when the purchase option is exercised.

The Company has recorded an asset retirement obligation of $156,075 on this project, representing the estimated costs of the Company's obligation to restore the site to its original condition. This asset retirement obligation is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

7. Mineral Properties (continued)

(b) Pinon Projects

The Pinon project is a property made up of a number of property lease agreements whereby the Company leases the surface and mineral rights from the land owners for an annual fee. The properties are in Elko Country, Nevada. The Company must make total annual fees of $132,340 and incur $125,000 in exploration expenditures (incurred) to keep the leases in good standing in the next year. There is a 5% net smelter royalty on the properties under these lease agreements.

Railroad Project

The Railroad project is a property made up of property lease agreements whereby the Company leases the surface and mineral rights from the landowners for an annual fee. The Company must make total annual fees of $8,000 and it is obligated to exercise its option to acquire the properties under lease by paying $1,765,000 prior to August 1, 2009. This agreement can be extended by mutual agreement, however, the Company has made plans to exercise the purchase option. There is a 5% net smelter return on the properties under these lease agreements.

The Company has recorded an asset retirement obligation on its Pinon Railroad projects in the amount of $56,658, representing the estimated costs of the Company's obligation to restore the property site to its original condition. The asset retirement obligation is equal to the reclamation bond posted by the Company.

(c) Como Project

On December 2003, the Company entered into a mining lease agreement to lease certain properties located in Lyon County, Nevada. The Company agreed to pay $25,000 upon execution of the Agreement. The Company was committed to pay an annual option of $25,000 in 2005. Future payments were $25,000 in 2008 and $25,000 in 2009.

During the the first quarter of 2009, the Company decided not to pursue the exploration of this project and to write off all accumulated deferred exploration costs in the 2008 financial year.

(d) Fondaway Project

The Fondaway Project is located in Churchill County, Nevada. The Company has leased the property and is obligated to make payments of $25,000 in fiscal 2003, $30,000 in 2004 and 2005 and $35,000 in each of the following seven years. The Company is also obligated to provide a 3% net smelter return upon production.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

7.   Mineral Properties (Continued)

(e) Kentucky Project

The Company has entered into an option agreement whereby it agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into by the parties.

Under the option agreement a 100% interest in the coal mineral rights on approximately 1,000 acres in Wolfe County, Kentucky was acquired. The transaction costs included an acquisition cost of $250,000 and payment of a reclamation bond of $178,700.   The property has a royalty of 6% on produced coal product.

The optionor of the agreement is Sharpe Resources Corporation which is related to the Company due to the fact that they have common management and directors.

The Company has recorded an asset retirement obligation on its Kentucky project in the amount of $19,277 representing the Company's obligation to restore the property to its original condition.

8.   Equipment

	2009	2008	2007
Cost			
Exploration equipment	$ **2,972,166**	$ 2,883,166	$ 2,808,573
Office equipment	**21,253**	21,253	21,253
	2,993,419	2,904,419	2,829,826
Accumulated amortization			
Exploration equipment	**1,915,957**	1,404,799	759,636
Office equipment	**17,718**	15,930	13,798
	1,933,675	1,420,729	773,434
Net carrying value			
Exploration equipment	**1,056,209**	1,478,367	2,048,937
Office equipment	**3,535**	5,323	7,455
	$ **1,059,744**	$ 1,483,690	$ 2,056,392

Amortization of exploration equipment is capitalized to mineral properties and amortization of office equipment is charged to operations.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

9. **Asset Retirement Obligation**

The Company is required to recognize a liability for a legal obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligation ("ARO's") were estimated to be $232,010 as at January 31, 2009, assuming payments made over a ten year period. The Company used a credit-adjusted risk-free interest rate of 10% to calculate the present value of the ARO.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. Following is the reconciliation of the asset retirement obligation:

	2009	2008	2007
Balance, beginning of year	$ 203,186	$ 181,767	$ 131,767
Accretion cost	28,824	21,419	50,000
Balance, end of year	$ 232,010	$ 203,186	$ 181,767

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

10. Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

(b) Issued

Common shares issued	Shares	Amount
Balance at January 31, 2006	57,822,578	$ 11,832,670
Private placement	100,000	119,325
Private placement for cash, less issue costs of $879,170 (i)	12,975,967	12,407,590
Warrant valuation	-	(2,847,058)
Shares issued on stock options exercised	1,250,000	332,784
Value of stock options exercised	-	178,155
Shares issued on warrants exercised	6,126,730	2,639,865
Value of warrants exercised	-	740,133
Balance at January 31, 2007	78,275,275	25,403,464
Shares issued on warrants exercised	4,289,550	1,868,342
Value of warrants exercised	-	661,130
Shares issued on stock options exercised	1,515,000	421,672
Balance, January 31, 2008	84,079,825	28,354,608
Stock options and shares cancelled (iii)	(885,000)	(259,087)
Balance, January 31, 2009	**83,194,825**	**$ 28,095,521**

(i) On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008. None of these purchase warrants were exercised before the expiry date.

The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 98%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants was $2,847,058 ($3,198,582 CDN).

(ii) On June 18, 2007, the Company initiated a normal course issuer bid process whereby a maximum of 4,000,000 common shares, representing approximately 5% of the issued and outstanding common shares, could be repurchased beginning June 25, 2007 and terminating June 25, 2008. On August 3, 2007, the Company purchased 91,000 common shares of the Company at a cost of $42,257. These shares were purchased pursuant to the normal course issuer bid and will be cancelled. The historical value of these shares will be removed from share capital and the excess over the purchase price will be recorded as an increase in contributed surplus.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

10. Share Capital (continued)

(iii) Subsequent to the year-end, shares issued on stock options exercised in 2008 were cancelled by the Board of Directors of the Company as the bonus granted that was used to exercise the stock options was cancelled as it was not approved by the Board of Directors.

11. Warrants

The following table reflects the continuity of warrants:

	Number of Warrants		Weighted Average Exercise Price Canadian ($)
Balance, January 31, 2008	6,487,996	$	1.75
Expired	(6,487,996)		1.75
Balance, January 31, 2009	**-**	**$**	**-**

12. Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

The following table reflects the continuity of stock options:

	Number of Stock Options			Weighted Average Exercise Price Canadian ($)		
	2009	2008	2007	2009	2008	2007
Outstanding at beginning of year	**7,826,500**	7,826,500	5,670,000	$ **0.80**	$ 0.79	$ 0.33
Granted during year	**-**	2,015,000	3,423,500	**-**	0.60	1.41
Exercised during year	**-**	(1,515,000)	(1,250,000)	**-**	(0.31)	(0.49)
Expired during year	**(220,000)**	(500,000)	(17,000)	**(0.27)**	(1.44)	(0.24)
Outstanding at end of year	**7,606,500**	7,826,500	7,826,500	$ **0.81**	$ 0.80	$ 0.79



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

12. Stock Options (continued)

The following table reflects the stock options outstanding and exercisable as at January 31, 2009:

Expiry Date	Exercise Price Canadian ($)	Options Outstanding	Fair Value	Weighted average remaining years
May 4, 2009	0.36	675,000	$ 127,386	0.25
April 13, 2010	0.39	800,000	238,022	1.20
May 16, 2010	0.29	1,080,000	232,098	1.29
January 20, 2011	0.87	130,000	90,731	1.97
May 2, 2011	1.44	2,623,000	3,088,220	2.25
October 13, 2011	0.75	283,500	162,005	2.70
July 13, 2012	0.60	2,015,000	853,953	3.45
		7,606,500	**$ 4,792,415**	**2.15**

On May 4, 2004, 775,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the consolidated statements of operations. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $150,606 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 4.5%; estimated life, 5 years and volatility, 55%.

On April 13, 2005, 1,000,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the consolidated statements of operations. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $297,528 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.70%; estimated life, 5 years and volatility, 166.65%.

On May 16, 2005, 1,080,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the consolidated statements of operations. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $232,098 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.56%; estimated life, 5 years and volatility, 166.63%.

On January 20, 2006, 300,000 stock options were granted to directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the consolidated statements of operations. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $209,380 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.89%; estimated life, 5 years and volatility, 155.46%.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

12. Stock Options (continued)

On May 2, 2006 the Company granted 3,140,000 stock options to certain directors and a consultant. The options are exercisable at $1.44 CDN for a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the consolidated statements of operations. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 145%, risk-free interest rate of 4.36% and an expected life of 5 years. The value assigned to the options was $3,699,045.

On October 13, 2006, the Company granted options to purchase 283,500 common shares of the Company to directors and a consultant. The options are exercisable at $0.75 CDN and expire on October 13, 2011. These stock options were fully vested on the date of grant and the fair value was charged to the consolidated statements of operations. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 129%, risk-free interest rate of 4.00% and an expected life of 5 years. The value assigned to the options was $162,005.

On July 13, 2007, the Company granted options to purchase 2,015,000 common shares of the Company to directors, officers and employees. The options are exercisable at $0.60 CDN and expire within a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the consolidated statements of operations. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 101%, risk-free interest rate of 4.60% and an expected life of 5 years. The value assigned to the options was $853,953 ($894,660 CDN).

For fiscal 2009, the weighted-average grant date fair value of options was $NIL (2008 - $853,953; 2007 - $3,861,050) or $NIL (2008 - $0.77; 2007 - $1.25) per share.

The following table reflects the continuity of contributed surplus:

	Amount
Balance, January 31, 2006	$ 2,364,866
Options granted	3,861,050
Options exercised	(178,155)
Cancellation of shares held in escrow	(22,124)
Balance, January 31, 2007	6,025,637
Options granted	853,953
Expired warrants	70,806
Balance, January 31, 2008	6,950,396
Expired warrants	2,814,999
Balance, January 31, 2009	**$ 9,765,395**

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

13. Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	2009	Restated (Note 20) 2008	Restated (Note 20) 2007
Numerator:			
Loss for the year	$ (872,981)	$ (839,445)	$ (4,892,514)
Denominator:			
Weighted average number of common shares outstanding for basic and diluted loss per share	83,194,825	82,983,768	73,771,233
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.07)

The stock options and common share purchase warrants were not included in the computation of diluted loss per share on January 31, 2009, 2008 and 2007 as their inclusion would be anti-dilutive.

14. Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 33.46% (2008 - 35.90% and 2007 - 36.12%) to the amounts recognized in the consolidated statements of operations:

	2009	Restated (Note 20) 2008	Restated (Note 20) 2007
Net loss before income taxes reflected in consolidated statements of operations	$ (872,981)	$ (839,445)	$ (4,892,514)
Expected income tax (recovery)	$ (292,099)	$ (301,361)	$ (1,767,176)
Write-off of exploration properties	-	52,220	-
Deductible share issue costs	(100,748)	(153,994)	(147,480)
Stock option compensation expense	-	306,569	1,386,620
Amortization	600	765	478
Unrealized foreign exchange (gain) loss	-	(418,147)	137,627
Subsidiary losses capitalized for consolidation purpose	(1,563,724)	(475,462)	(477,262)
Difference between Canadian and foreign tax rates	(6,352)	4,007	6,343
Taxable benefits not recognized	1,962,323	985,403	860,850
Income tax (recovery) expense	$ -	$ -	$ -



- 29 -

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

14. Income Taxes (continued)

The following table reflects future tax assets at January 31, 2009, 2008 and 2007:

	2009	2008	2007
Unclaimed non-capital losses	$ **4,394,441**	$ 3,034,668	$ 2,045,208
Unclaimed capital losses	**6,119**	8,706	7,991
Excess of undepreciated capital cost allowance over carrying value of capital assets	**513,640**	639,429	276,422
Excess of unclaimed resource pools over carrying value of exploration properties	**1,222,368**	600,527	551,169
Unclaimed share issue costs	**126,667**	304,465	418,785
	6,263,235	4,587,795	3,299,575
Valuation allowance	**(6,263,235)**	(4,587,795)	(3,299,575)
Future income tax assets	$ **-**	$ -	$ -

At January 31, 2009, the Company had unclaimed Canadian and foreign resource pools of approximately $16,137,000 (CDN $19,952,000) consisting of Canadian Exploration Expenditures of $1,005,000 (CDN $1,242,000), Canadian Development Expenses of $243,000 (CDN $300,000), Foreign Resource Expenses of $14,889,000 (CDN $18,410,000). Also available is unclaimed share issue costs of $437,000 (CDN $540,000) and unclaimed non-capital losses carried forward of $13,305,892, which will expire as follows:

2010	$	525,773
2011		573,913
2015		512,981
2025		154,468
2026		909,374
2027		2,382,940
2028		2,606,309
2029		5,640,134
	$	13,305,892

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

15. Related Party Transactions

	2009		2008		2007
Due from related parties:					
Sharpe Resources Corporation (i)	$ **100,307**	$	127,498	$	104,984
The President and Director of the Company (ii)	**-**		285,711		-
	$ **100,307**	$	413,209	$	104,984

(i)   Sharpe is related to the Company because of common management. On September 9, 2008, the Company entered into an agreement with Sharpe for the repayment of certain advances totaling the principal amount of $124,521 (the "Advances") that have been loaned by the Company to Sharpe since January 1, 2005. To this end, Sharpe has executed a promissory note (the "Note") in favour of the Company that provides for the repayment of the Advances over a three-year period commencing on September 9, 2008. Pursuant to the Note, the outstanding amount of the Advances will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the Advances together with all interest on such amount has been repaid in full.

(ii)   This advance bears interest at 4% and is repayable within 3 years. During the year, the advance was cancelled as the advance was related to the stock options exercised, however, since the shares were not fully paid for, the shares were cancelled and therefore resulting in the cancellation of the advance.

Consulting, wages and salaries include a bonus of $NIL (2008 - $117,678; 2007 - $170,000) and salary of $249,995 (2008 - $249,995; 2007 - $252,621) paid to the President of the Company.

Consulting, wages and salaries include salary of $82,337 (2008 - $78,002; 2007 - $48,923) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $23,080 (2008 - $60,008 ; 2007 - $12,155) was paid to the former CFO of the Company.

During the year, a corporation associated with a director and officer of the Company was paid fees in Canadian dollars of $9,849 (2008 - $19,798, 2007 - $26,302).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

16. Contingencies

(a)   The Corporation and a dissident group of shareholders agreed to settle matters between the parties based on a judgement made by the United States District Court of the Central District of California. The judgement and agreement approved by the District Court stated that the dissident group could not sell or acquire any shares of the Company without notifying the Company and must vote with management on matters being voted on at shareholder meetings for three years from May 5, 2008.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

16. Contingencies (continued)

(b)   The Company entered into an agreement with a service provider whereby the service provider was obligated to perform its services for $58,000. The service provider has claimed that they have performed all the services required to earn the fees agreed to and has commenced legal actions demanding payment. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim. Defense of claim is in the preliminary stages while no probable outcome can be determined at this time, management believes the Company will be successful in defending this claim. Accordingly, no estimated loss provision has been made in the accompanying financial statements.

17. Commitments

(i)   On January 1, 2006, the Company entered into a management agreement with the President of the Company for management and consulting services for $250,000 per annum which expires in January 1, 2011. On January 1, 2007 and on each January 1 during the term of the agreement, the compensation may be increased by 10% per annum. This agreement can be renewed for an additional five years.

(ii)   Under the Gold Wedge project, the Company is obligated to pay $24,000 in option payments and make a final payment of approximately $288,000 to acquire the property before August 1, 2009.

(iii) Under the Pinon project, the Company is obligated to pay an annual fee of $132,340 and incur $125,000 in exploration expenditures to keep the leases in good standing for the next year.

(iv) Under the Railroad project, the Company is obligated to pay an annual fee of $8,000 and make a payment of $1,765,000 prior to August 1, 2009 to exercise its option to acquire the property under lease or extended by mutual agreement..

(v)   Under the Fondaway project, the Company is obligated to pay an annual fee of $35,000 to keep the lease in good standing for the next year.

(vi) Under the Kentucky project, the Company is obligated to incur $2,000,000 in acquisition and exploration costs prior to December 9, 2009 which can be extended by mutual consent in order to exercise its option to form a 50/50 joint venture on the project.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

18. **General and Administrative**

	2009	2008	2007
Advertising and promotion	$ 52,000	$ 94,429	$ 155,775
Corporate development	64,117	116,191	85,380
Insurance	33,161	58,776	37,758
Office and general	127,411	124,511	67,652
Professional fees	176,204	425,628	268,156
Travel	3,594	1,907	4,241
Capital tax, interest and penalties	-	50,879	-
	$ 456,487	$ 872,321	$ 618,962

19. **Segmented Information**

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company's assets are located in the United States except for cash and cash equivalents and short-term investments totaling $1,673,912 (2008 - $7,222,749, 2007 - $10,029,716) held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses, totaling $181,924 (2008 - $424,743, 2007 - $420,841) necessary to maintain the Company's public company status.

20. **Restatement of Prior Year Financial Statements**

During the preparation of the consolidated financial statements for the year ended January 31, 2009, it was determined that foreign exchange gains and losses should be recorded in the statement of operations as the Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature. The effect of this restatement as at January 31, 2008 and 2007 has been to decrease net loss by $1,180,034 and increase net loss by $381,030 respectively and a decrease in accumulated other comprehensive income by $1,180,034 and an increase in accumulated other comprehensive income by $381,030 respectively. There was no impact on total shareholders' equity as a result of the change. The effect of the change reduced net loss per share by $0.01 to $0.01 per share for the year ended January 31, 2009 and increased the net loss per share by $0.01 to $0.07 per share for the year ended January 31, 2009.

21. **Differences between Canadian GAAP and US GAAP**

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(d), while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Also, available-for-sale securities were reported at cost, in the prior years, under Canadian GAAP, while under US GAAP, they were reported at market value.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

21. Differences between Canadian GAAP and US GAAP (continued)

Had the Company's consolidated balance sheets as at January 31, 2009 and 2008 been prepared using US GAAP, such balance sheets would be presented as follows:

	2009	Restated (Note 20) 2008
Assets		
Current		
Cash and cash equivalents	$ 1,701,148	$ 7,209,173
Short-term investments	-	117,761
Available-for-sale securities	200,000	148,189
Other receivables and prepaids	30,064	97,445
Due from related parties	116,886	433,719
	2,048,098	8,006,287
Reclamation bond	391,434	203,186
Equipment	1,059,744	1,483,690
Mining properties - acquisition costs	1,596,766	760,975
Mine development	1,034,032	980,123
	$ 6,130,074	$ 11,434,261
Liabilities		
Current		
Accounts payables	$ 55,858	$ 141,041
Accrued liabilities	134,430	79,696
Asset retirement obligation	232,010	203,186
	422,298	423,923
Shareholders' Equity		
Capital stock	27,514,496	27,773,583
Treasury stock	(42,257)	(42,257)
Warrants	-	2,814,999
Additional paid-in capital	9,619,269	6,804,270
Cumulative adjustments to marketable securities	(293,230)	(345,040)
Deficit accumulated during the development stage	(31,090,502)	(25,995,217)
	5,707,776	11,010,338
	$ 6,130,074	$ 11,434,261

US GAAP requires the presentation of the consolidated statement of comprehensive loss, which includes in addition to revenue and expenses, those comprehensive income items recorded directly in equity on the balance sheet.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

21. Differences between Canadian GAAP and US GAAP (continued)

The consolidated statements of operations and comprehensive loss, cash flows and changes in shareholder's equity under US GAAP are as follows:

Consolidated Statements of Operations and Comprehensive Income Loss:

	Cumulative from inception	2009	Restated (Note 20) 2008	Restated (Note 20) 2007
Expenses				
General and administrative	$ 3,828,551	$ 456,487	$ 872,321	$ 618,962
Consulting fees	2,320,863	324,963	482,123	443,694
Stock-based compensation	5,622,831	-	853,953	3,838,926
General exploration	21,085,068	4,222,304	5,018,951	3,942,344
Depreciation on non-exploration assets	15,078	1,788	2,132	1,322
	32,872,391	5,005,542	7,229,480	8,845,248
Loss before the following	(32,872,391)	(5,005,542)	(7,229,480)	(8,845,248)
Write down of advances to related company	(75,506)	-	-	-
Gain on disposal of available-for-sale securities	47,988	-	-	-
Interest income	855,033	115,822	396,294	391,420
Gain on sale of 60% interest in exploration property	78,124	-	-	-
Foreign exchange (loss) gain	889,839	(205,565)	1,180,034	(381,030)
Net loss before income taxes	(31,076,913)	(5,095,285)	(5,653,152)	(8,834,858)
Income taxes	**-**	**-**	**-**	**-**
Net loss	$ (31,076,913)	$ (5,095,285)	$ (5,653,152)	$ (8,834,858)
Comprehensive income items:				
Recovery of (write down) of available-for-sale securities	(293,233)	51,810	29,470	(107,817)
Comprehensive loss	$ (31,370,146)	$ (5,043,475)	$ (5,623,682)	$ (8,942,675)
Net loss per common share				
Basic and Diluted		$ (0.06)	$ (0.07)	$ (0.12)
Comprehensive loss per common share				
Basic and Diluted		$ (0.06)	$ (0.07)	$ (0.12)



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

21. Differences between Canadian GAAP and US GAAP (continued)

Consolidated Statements of Changes in Shareholders' Equity:
The changes in common stock since the Company's inception as required by US GAAP are as follows:

	Shares	Amount Under US GAAP
Issued to former shareholders of SRI	8,154,614	$ 1,318,566
Held by other shareholders	488,041	467,467
Balance, June 26, 1996	8,642,655	1,786,033
Issued for exploration properties	1,400,000	667,204
Issued for services	200,000	126,465
Issued for cash on exercise of warrant	580,577	361,823
Issued for cash	500,000	329,936
Balance, January 31, 1997	11,323,232	3,271,461
Issued for exploration properties	200,000	134,250
Flow-through shares issued for cash	300,000	216,763
Issued for cash, less issue costs of $481,480	7,228,066	2,129,061
Issued for services	70,000	58,125
Balance, January 31, 1998	19,121,298	5,809,660
Share issue costs	-	(5,919)
Balance, January 31, 1999	19,121,298	5,803,741
Issued for cash, less issue costs of $4,092	951,494	61,578
Balance, January 31, 2000	20,072,792	5,865,319
Issued for cash, less issue costs of $54,246	3,043,667	377,614
Balance, January 31, 2001	23,116,459	6,242,933
Issued for cash on exercise of warrants	951,494	123,052
Cancellation of shares held in escrow	(4,836,615)	(1,279,287)
Balance, January 31, 2002	19,231,338	$ 5,086,698

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

21. Differences between Canadian GAAP and US GAAP (continued)

Consolidated Statements of Changes in Shareholders' Equity (Continued):

	Shares	Amount Under US GAAP
Balance, January 31, 2002	19,231,338	$ 5,086,698
Issued for cash, less issue cost of $55,258	7,000,000	600,427
Issued for cash, on exercise of stock options	910,000	88,290
Issued in exchange for exploration properties	1,000,000	171,125
Balance, January 31, 2003	28,141,338	5,946,540
Issued for cash, less issue cost of $266,372	6,000,000	845,292
Warrants valuation	-	(151,276)
Balance, January 31, 2004	34,141,338	6,640,556
Issued for cash, less issue cost of $360,964	7,395,000	1,486,784
Issued to broker as compensation	349,680	91,117
Issued on warrant exercise	1,257,500	318,352
Warrant valuation	-	(428,918)
Warrant call	-	90,345
Balance, January 31, 2005	43,143,518	8,198,236
Issued for cash, less issue cost of $295,750	12,131,000	3,117,705
Issued to broker as compensation	127,000	35,553
Issued on warrant and compensation option exercise	2,221,060	692,984
Warrant call	-	255,491
Warrant valuation	-	(1,132,581)
Issued on stock option exercise	200,000	64,824
Stock option valuation	-	19,433
Balance, January 31, 2006	57,822,578	11,251,645
Private placement	100,000	119,325
Private placement for cash, less issue cost of $879,170	12,975,967	12,407,590
Warrant valuation	-	(2,847,058)
Issued on warrant exercise	6,126,730	2,639,865
Warrant call	-	740,133
Issued on stock option exercise	1,250,000	332,784
Stock option valuation	-	178,155
Balance, January 31, 2007	78,275,275	24,822,439
Shares issued on warrant exercised	4,289,550	1,868,342
Fair value of warrants exercised	-	661,130
Shares issued on stock option exercised	1,515,000	421,672
Balance, January 31, 2008	84,079,825	27,773,583
Shares issued on stock option exercised cancelled	(885,000)	(259,087)
Balance, January 31, 2009	**83,194,825**	**$ 27,514,496**



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

21. Differences between Canadian GAAP and US GAAP (continued)

Other changes in shareholders' equity are presented as follows:

	Warrants	Additional paid in capital	Cumulative adjustments to marketable securities	Deficit accumulated during the development stage
Balance, January 31, 2006	$ 1,440,009	$ 2,218,740	$ (266,693)	$(11,507,208)
Warrant exercise, fair value	(740,132)	-	-	-
Issue of warrant, fair value	2,847,058	-	-	-
Stock options	-	3,838,926	-	-
Stock option exercise, fair value	-	(178,155)	-	-
Net loss	-	-	-	(8,834,857)
Other comprehensive loss items	-	-	(107,817)	-
Balance, January 31, 2007	3,546,935	5,879,511	(374,510)	(20,342,065)
Warrant exercise, fair value	(661,130)	-	-	-
Warrant expiry, fair value	(70,806)	-	-	-
Stock options	-	853,953	-	-
Warrants expired, fair value	-	70,806	-	-
Net loss	-	-	-	(5,653,152)
Other comprehensive loss items	-	-	29,470	-
Balance, January 31, 2008	2,814,999	6,804,270	(345,040)	(25,995,217)
Warrant expiry, fair value	(2,814,999)	2,814,999	-	-
Net loss	-	-	-	(5,095,285)
Other comprehensive loss items	-	-	51,810	-
Balance, January 31, 2009	**$ -**	**$ 9,619,269**	**$ (293,230)**	**$(31,090,502)**

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

21. Differences between Canadian GAAP and US GAAP (continued)

Consolidated Statement of Cash Flows:

	Cumulative from Inception	2009	2008	2007
Operating activities				
Net loss	$ (31,076,913)	$ (5,095,285)	$ (5,653,152)	$ (8,834,858)
Depreciation	1,931,035	512,946	647,295	540,289
Stock option compensation	5,622,831	-	853,953	3,838,926
Expenses settled by the issue of common shares	184,610	-	-	-
Exploration expenditures settled by the issue of common shares	2,199,799	-	-	-
Consulting services provided as payment for stock options	117,678	-	117,678	-
Gain on disposal of available-for-sale securities	(47,988)	-	-	-
Write down of advances to related company	554,846	-	-	-
Decrease (increase) in other receivables and prepaids	(30,064)	67,381	44,382	(140,566)
Increase (decrease) in accounts payables	55,858	(85,183)	85,382	(19,576)
Increase (decrease) in accrued liabilities	134,430	54,734	(66,802)	-
	(20,353,878)	(4,545,407)	(3,971,264)	(4,615,785)
Financing activities				
Issue of common shares, net of issue costs	29,176,221	-	2,172,336	15,380,240
Asset retirement obligation	232,010	28,824	21,419	50,000
(Decrease) increase in advances to related company	(930,819)	57,745	(311,333)	3,956
Purchase of treasury stock	(42,257)	-	(42,257)	-
	28,435,155	86,569	1,840,165	15,434,196



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

21. Differences between Canadian GAAP and US GAAP (continued)

Consolidated Statement of Cash Flows (Continued):

	Cumulative from Inception	2009	2008	2007
Investing activities				
Increase in short-term investments	-	117,761	315,938	2,679
Purchase of equipment	(2,990,780)	(89,000)	(74,593)	(1,337,687)
Acquisition of mining properties	(1,596,764)	(835,790)	(292,867)	(280,692)
Mine development costs	(1,034,034)	(53,910)	(241,075)	(293,519)
Purchase of available-for-sale securities	(1,057,976)	-	-	-
Reclamation bond	(391,434)	(188,248)	(21,419)	(50,000)
Proceeds on disposal of available-for-sale securities	690,859	-	-	-
	(6,380,129)	(1,049,187)	(314,016)	(1,959,219)
Cash and cash equivalents				
Net increase (decrease)	1,701,148	(5,508,025)	(2,445,115)	8,859,192
Beginning of year	-	7,209,173	9,654,288	795,096
End of year	$ 1,701,148	$ 1,701,148	$ 7,209,173	$ 9,654,288

Recent US GAAP accounting pronouncements

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"). This Statement replaces SFAS No. 141, "Business Combinations" ("SFAS 141"). This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS No.141(R) are applied prospectively, the impact of this standard cannot be determined until the transaction occurs.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2009, 2008 and 2007
(expressed in United States Dollars)

21. Differences between Canadian GAAP and US GAAP (continued)

Recent US GAAP accounting pronouncements (Continued)

In December 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51, which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest, and the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective for the Company's fiscal year beginning February 1, 2009. The Company is currently evaluating the potential impact of adopting this statement on the Company's consolidated financial position, results of operations and cash flows.

In June 2008, the FASB issued EITF Issue No. 07-05, "Determine whether an instrument (or Embedded Feature) is indexed to an Equity's Own Stock" ("EITF 07-05"). EITF 07-05 provides guidance on determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity with an exercise price that is different from the entity's functional currency cannot be classified as equity. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, that the adoption of EITF 07-05 will have on its consolidated statements. In June 2008, the FASB issued Staff Position ("FSP") EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." Securities participating in dividends with common stock according to a formula are participating securities. This FSP determined unvested shares of restricted stock and stock units with non-forfeitable rights to dividends are participating securities. Participating securities require the "two-class" method to be used to calculate basic earnings per share. This method lowers basic earnings per common share. This FSP takes effect in the first quarter of fiscal years beginning after December 15, 2008 and will be applied retrospectively for all periods presented. It will be effective for the Company on February 1, 2009. The Company does not expect FSP EITF 03-6-1 to have a material effect on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company is currently evaluating the potential impact of the adoption of SFAS 162.

22. Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

